Exhibit (a)(1)(xiv)

James E. Burke

DIRECT DIAL: (513) 579-6428

FACSIMILE: (513) 579-6457

E-MAIL: jburke@kmklaw.com

March 6, 2014

VIA EMAIL

VIA REGULAR MAIL

James A. Slater
Baker Hostetler
1900 East 9th Street, Suite 3200
Cleveland, OH 44114

jslater@bakerlaw.com

Re:	Alan R. Spachman v. Great American Insurance Co., et al 5:14-cv-509

Dear Mr. Slater:

Your client’s letter dated March 5, 2014 has been referred to me as outside counsel for American Financial Group, Inc. (“AFG”). Mr. Spachman sprung his baseless letter on the AFG directors apparently only minutes before filing a lawsuit against AFG and others. As a result, I am responding to you as Mr. Spachman’s counsel.

My client was met with the lawsuit and your client’s communication this morning. The late night shenanigans of Mr. Spachman are yet the latest examples of his vindictive and illogical opposition to the Great American offer and his fixation on obstructing Great American’s $30 offer to the shareholders of National Interstate. Your actions and your client’s appear calculated to posture for the press, rather than fairly assess this opportunity for minority shareholders of National Interstate to sell their shares for $30 if they agree with Great American that this is a fair price. Mr. Spachman’s letter also appears to be part of an ongoing effort over the last weeks to thwart the tender offer through unfounded allegations. Mr. Spachman apparently is determined to deprive fully informed National Interstate shareholders of the opportunity to consider the offer based upon their individual circumstances.

Mr. Spachman seems to again be putting his own interests before those of National Interstate’s unaffiliated shareholders. We have noted that in a sworn affidavit and in his public filings your client incorrectly refers to himself as an “independent director” of National Interstate. We assume you know that Mr. Spachman has never been designated by National Interstate as an “independent director” under applicable legal guidelines.

One item in your client’s letter bears addressing. The letter refers to the T. Rowe Price letter which Mr. Spachman has mentioned repeatedly. In all the times he has mentioned the T. Rowe Price letter, however, your client has failed to point out that since the announcement of the

James A. Slater
March 6, 2014

$28 offer, at last report T. Rowe Price sold approximately 400,000 shares, representing approximately 20% of its position or 2% of the outstanding shares of National Interstate, at prices below $30 per share. Indeed, even T. Rowe Price hedged its bets in its letter by stating that it had no intention “at this time” to tender its shares.

Mr. Spachman has attempted to insert himself into the two cases that have been filed in this matter. Cambridge Retirement System v. Joseph E. (“Jeff”) Consolino, et al., was filed in Summit County Court of Common Pleas in Akron, Ohio and, earlier this week, the Court decided to dismiss the case. Your client filed an affidavit in the Cambridge action and attended the February 25, 2014 hearing with a bevy of Baker and Hostetler lawyers in an apparent effort to cooperate with the plaintiff in that action. You personally attended the February 28, 2014 hearing in the Bernatchez v. American Financial Group, Inc. action in the Hamilton County Court of Common Pleas. Prior to the Court’s announcement of its decision on the Motion for a Temporary Restraining Order and Preliminary Injunction, you delivered to the Court an improper and inaccurate letter, on Mr. Spachman’s behalf, in an apparent attempt to influence or delay the Court’s decision. The Court stated on the record that your letter was inappropriate and legally improper and required you to file it with the clerk’s office. Despite the allegations in your letter, which were proven to be inaccurate that day, the Court denied the Motion to enjoin the Great American offer while you sat in the courtroom. Apparently dissatisfied with the outcome of both the Summit County and Hamilton County actions, Mr. Spachman has now personally sued National Interstate, National Interstate directors, Great American and AFG – in a third attempt to stop the transaction in the courts.

The courts, of course, are the appropriate venue to address the points set forth in your client’s letter. It is no secret to you and your client that the Great American offer is in compliance with all laws, the price offered is fair, the directors of National Interstate voted to make a neutral recommendation on the offer and, ultimately, it is for each shareholder to decide what is in his or her best interest in accepting or rejecting Great American’s offer.

Sincerely,

KEATING MUETHING & KLEKAMP PLL

James E. Burke

JEB:hc